EXHIBIT 11

TELLABS, INC.
COMPUTATION OF PER SHARE EARNINGS

(In millions, except per share amounts)

	Three Months Ended		Nine Months Ended

	10/1/04	9/26/03	10/1/04	9/26/03

Numerator:
Net earnings/(loss)	$45.9	($64.8)	$108.9	($218.4)

Denominator:
Denominator for basic earnings per share-
Weighted-average shares outstanding	416.7	413.3	416.0	412.7
Effect of dilutive securities:
Employee stock options and awards	4.0	-	4.0	-

Denominator for diluted earnings per share- Adjusted weighted-average shares outstanding and assumed conversions	420.7	413.3	420.0	412.7

Net earnings/(loss) per share - Basic	$0.11	($0.16)	$0.26	($0.53)

Net earnings/(loss) per share - Diluted	$0.11	($0.16)	$0.26	($0.53)

Under GAAP, dilutive securities are not included in the computation of diluted earnings per share when a company is in a net loss position.